Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

VOLUNTARY ANNOUNCEMENT

ADOPTION OF NEW SHARE REPURCHASE PROGRAM

This is a voluntary announcement made by KANZHUN LIMITED (the “Company”) to provide the shareholders of the Company (the “Shareholders”) and its potential investors with information in relation to the latest developments regarding the Company.

The board (the “Board”) of directors (the “Directors”) of the Company wishes to announce that the Board has authorized a new share repurchase program effective from August 29, 2024 for a 12-month period, under which the Company may additionally repurchase up to US$150 million of its shares (including in the form of American depositary shares (the “ADSs”)), in a sign of confidence about the Company’s continued growth in the future. This new share repurchase program will operate in conjunction with the existing share repurchase program that became effective on March 20, 2024, also for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board will review the share repurchase programs periodically, and may authorize adjustment of their terms and sizes.

The repurchases will be conducted pursuant to the repurchase mandate approved by the Shareholders at the annual general meeting held on June 28, 2024 and, where applicable, any subsequently renewed or refreshed share repurchase mandate approved by the Shareholders from time to time (collectively, “Share Repurchase Mandate”).

The Company shall conduct the share repurchases by exercising its powers under the Share Repurchase Mandate, and in compliance with the memorandum and articles of association of the Company, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, The Codes on Takeovers and Mergers and Share Buy-backs, the Companies Act (As Revised) of the Cayman Islands and all applicable laws and regulations to which the Company is subject.

Shareholders and potential investors should note that any repurchase may be done subject to market conditions and at the Board’s absolute discretion. There is no assurance of the timing, quantity or price of any repurchase. Shareholders and potential investors should therefore exercise caution when dealing in the Company’s shares.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 29, 2024

As of the date of this announcement, the Board of Directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive Directors.

2